EXHIBIT 99.1

GOLD STANDARD TO INCREASE STRATEGIC INVESTMENT IN BATTLE MOUNTAIN GOLD INC.

June 16, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV, NYSE MKT:GSV) (“Gold Standard” or the “Company”) announces that further to its news release of May 6, 2016, Gold Standard intends to increase its strategic investment in Battle Mountain Gold Inc. (TSXV: BMG) (“Battle Mountain”), of #300 – 1055 West Hastings Street, Vancouver, B.C., by exercising all of its 5,240,717 warrants (the “Warrants”) to acquire an additional 5,240,717 common shares of Battle Mountain (the “Warrant Shares”) at a price of C$0.37 per share for an aggregate purchase price of C$1,939,065.29 (the “Warrant Purchase Price”).  The consent of the TSX Venture Exchange (the “TSXV”) to the creation of Gold Standard as a new control person of Battle Mountain, a pre-condition to the exercise of the Warrants, has now been received following Battle Mountain’s disinterested shareholder approval of Gold Standard as a control person. Gold Standard expects to exercise the Warrants within the next 5 to 7 days.

The gross proceeds from the exercise of the Warrants will be used by Battle Mountain to partially fund a buy-down (the “Royalty Buy-Down”) of the existing royalty for gold and silver on Battle Mountain’s Lewis gold project in Lander County, Nevada, U.S.A. from 5% to 3.5% and the conversion of such royalty from a gross royalty to net smelter returns royalty.  Gold Standard has also agreed to advance an additional C$416,170 to Battle Mountain (the “Additional Advance”) to fund the balance of the Royalty Buy-Down. The Warrant Purchase Price and the Additional Advance totalling US$1,850,000 (C$2,355,235.29) will be funded by Gold Standard through a combination of US$925,000 cash and 532,864 common shares of Gold Standard at a deemed price of US$1.7359 (C$2.21) per share to be paid directly to the royalty holder on behalf of Battle Mountain. Subject to acceptance of the TSXV, Battle Mountain has agreed to settle the Additional Advance from Gold Standard in exchange for a further 885,468 common shares of Battle Mountain (the “Additional Advance Shares”) at a deemed price of C$0.47 per share.

Gold Standard currently owns a total of 10,481,435 common shares of Battle Mountain and upon exercise of the Warrants, Gold Standard will own a total of 15,722,152 common shares or approximately 27.14% of Battle Mountain’s issued and outstanding common shares on a post-conversion beneficial ownership basis.  Upon issuance of the Additional Advance Shares, Gold Standard will own 16,607,620 common shares or approximately 28.25% of Battle Mountain’s then issued and outstanding common shares.

The Warrant Shares and the Additional Advance Shares are or will be acquired by Gold Standard as principal for investment purposes and Gold Standard has no present intention to acquire further securities of Battle Mountain although Gold Standard may in the future and in accordance with applicable securities laws, increase or decrease its investment in Battle Mountain by acquiring or disposing of other securities of Battle Mountain, through the market, privately or otherwise, depending on market conditions or any other relevant factors.

Gold Standard has agreed to vote its shares of Battle Mountain in accordance with the recommendations of Battle Mountain’s board of directors until November 6, 2017 and give Battle Mountain prior notice of any sales of shares exceeding 2% of Battle Mountain’s then issued and outstanding shares in any 15 day period for so long as Gold Standard owns not less than 9.9% of Battle Mountain’s issued and outstanding shares.

Following exercise of the Warrants, a report respecting the acquisition of the Warrant Shares and, if applicable, the Additional Advance Shares will be electronically filed with the applicable securities commission in each jurisdiction where Battle Mountain is reporting and will be available for viewing through the Internet at the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016).  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com